Songzai International Holding Group, Inc.
17890 Castleton St., Suite #112
City of Industry, California 91748
Tel: (626) 581-8878
Fax: (626) 965-0080

February 23, 2009

FILED AS EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Sean Donahue

Re:
Songzai International Holding Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 10, 2008
File No. 333-66994

Form 10-Q for the Quarter Ended September 30, 2008
Filed November 14, 2008
File No. 333-66994

Dear Mr. Donahue:

Per our telephone discussion today, Songzai International Holding Group Inc. intends to respond to the Staff’s comments of February 3, 2009 on or before March 9, 2009.  If you have any questions, please do not hesitate to contact the undersigned by telephone at (626) 823-0716, or by facsimile at (626) 965-0080.  Thank you.

Very truly yours,

Songzai International Holding Group, Inc.

/s/ Yvonne Zhang

Yvonne Zhang, Chief Financial Officer